03012403

RECEIVED FEB 27 2003 181 SEC PROCESSING SECTION WASH. D.C.

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 346

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GAGE-WILEY & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
30 PLEASANT STREET
(No. and Street)

NORTHAMPTON (City) MA (State) 01060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER B. MILNE 413-594-9121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
LIBERFARB & SUSSMAN CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

11 VANDERBILT AVENUE (Address) NORWOOD (City) MA (State) 02062 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CHRISTOPHER B. MILNE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GAGE-WILEY & CO., INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE B. MOSS
NOTARY PUBLIC
My Commission Expires October 27, 2006

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAGE - WILEY & COMPANY, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2002

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

To the Board of Directors of
Gage - Wiley & Company, Inc.
Northampton, MA

We have audited the accompanying statement of financial condition of Gage-Wiley & Company, Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gage-Wiley & Company, Inc. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Liberfarb & Sussman

Norwood, Massachusetts
January 24, 2003

GAGE - WILEY & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$ 168,957
Deposit with clearing organization	32,823
Receivable from broker-dealers and clearing organizations	173,282
Marketable securities owned, at market value	85,991
Membership in exchanges	1,958
Due from affiliate	101,000
Property and equipment, at cost, less accumulated depreciation and amortization of $200,462	27,489
Other assets	80,938
	$ 672,438

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Income taxes payable	$ 24,656
Accrued commissions payable	33,741
Accounts payable, accrued expenses, and other liabilities	160,797
Notes payable	97,092
	316,286
Mandatory redeemable preferred stock, 5,000 shares authorized	
Series A, 100 shares authorized, 8 shares issued $.01 par value, nonvoting	40,000
Series B, 100 shares authorized, 10 shares issued $.01 par value, nonvoting	50,000
Less treasury preferred stock at cost, Class A, 5 shares $.01 par value, nonvoting	(18,306)
Stockholders' equity:	
Common stock	
Class A, 3,000 shares authorized, 504 shares issued $.01 par value, voting	5
Class B, 2,000 shares authorized, 496 shares issued $.01 par value, voting	5
Additional paid-in capital	249,990
Retained earnings	176,458
Less treasury common stock at cost, Class B, 496 shares, $.01 par value, voting	(142,000)
Total Stockholders' Equity	284,458
	$ 672,438

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2002

Revenues:	
Commissions	$ 1,870,061
Net dealer inventory and investment gains (losses)	(63,526)
Interest and dividends	6,503
Other	172,000
	1,985,038
Expenses:	
Employees compensation and benefits	1,125,305
Floor brokerage, exchange and clearance fees	222,816
Communications and data processing	66,379
Occupancy and equipment rentals	94,552
Interest	6,653
Other expenses	457,329
	1,973,034
Income before income taxes	12,004
Income taxes	30,530
Net loss	$ (18,526)

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2002

	Common Shares Class A	Common Shares Class B	Additional Paid-In Capital	Retained Earnings	Treasury Stock Class B	Total Stockholders' Equity
Balance, January 1, 2002	$ 5	$ 5	$ 249,990	$ 194,984	$ (142,000)	$ 302,984
Net loss				(18,526)		(18,526)
Balance, December 31, 2002	$ 5	$ 5	$ 249,990	$ 176,458	$ (142,000)	$ 284,458

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
For the Year Ended December 31, 2002

Subordinated borrowings as of January 1, 2002	$	45,000
Principal payments on a subordinated note		45,000
Subordinated borrowings as of December 31, 2002	$	0

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (18,526)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	10,910
Changes in assets and liabilites:	
Increase in Deposits with clearing organization	(344)
Decrease in Receivable from broker-dealers and clearing organizations	41,808
Decrease in Marketable securities owned	46,213
Increase in Receivable from affiliate	(84,461)
Decrease in Other assets	2,400
Increase in Income taxes payable	24,656
Decrease in Accrued commissions payable	(10,954)
Decrease in Accounts payable, accrued expenses	(41,102)
Total adjustments	(10,874)
Net cash used for operating activities	(29,400)
Cash flows used for investing activities	
Capital expenditures	(10,836)
Capital asset traded in	5,650
Net cash used for investing activities	(5,186)
Cash flows used for financing activities	
Redemption of Preferred Stock	(15,000)
Payments on Note payable	(12,312)
Net cash used for financing activities	(27,312)
Net decrease in cash	(61,898)
Cash, beginning of year	230,855
Cash, end of year	$ 168,957

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Income taxes	$ 0
Interest	$ 6,653

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE - 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Delaware corporation on December 29, 1986 for the purpose of doing business as a broker-dealer in securities. The Company has an agreement with a carrying broker to clear or hold its customer accounts and securities, which are maintained on the records of the carrying broker. The Company continues, however, to process mutual fund transactions in its customers' names. The Company is registered as a broker dealer with the Securities and Exchange Commission, is a member of the National Association of Securities Dealers, Inc. (NASD) and is licensed as a broker dealer in several states.

Revenue and Expenses

Commission revenue and related expenses are recorded on the accrual basis using the trade date.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method; realized and unrealized gains and losses are reflected in revenue. Securities transactions of the Company are recorded on a trade date basis. At December 31, 2002 there was an unrealized loss of $36,623.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to income as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease or the service life, whichever is shorter.

Exchange Membership

Exchange membership is carried at cost.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GAGE - WILEY & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED
DECEMBER 31, 2002

NOTE - 2 CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE - 3 NOTES PAYABLE - DEMAND

Notes payable as of December 31, is comprised of the following:

Demand note to former owner which is non-interest bearing.	$ 15,000
Demand note to principal stockholder which is non-interest bearing	54,130
Total Notes payable	$ 69,130

The fair value of the note payable approximates the carrying value.

NOTE – 4 NOTES PAYABLE

The company repurchased 248 shares of Class B common stock for $117,000 during 1999. The Company paid $55,000 in cash, and financed the balance of $62,000 with the former owner, with a note payable. Payments of $3,838 are to be paid quarterly which consist of principal and interest. The interest rate on this note is at 8.5%.

Principal payment due on this debt for each of the subsequent two years are as follows as of December 31, 2002.

2003	$13,393
2004	14,569
	$27,962

GAGE - WILEY & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED
DECEMBER 31, 2002

NOTE – 5 PROPERTY AND EQUIPMENT

As of December 31, 2002 major classes of property and equipment consisted of the following:

Computer equipment	$ 90,373
Furniture and fixtures	59,609
Leasehold improvements	77,969
	227,951
Less: Accumulated depreciation	200,462
	$ 27,489

Depreciation expense for 2002 was $10,910.

NOTE 6 - CAPITAL STOCK

The preferred Series A and B shares, issued in December of 1988, had a mandatory redemption date ten years from the date of original issue. They are redeemable for an amount equal to that paid, without interest. All shares of each series of preferred stock are identical in all respects and have equal rights and privileges except to the extent that the Board of Directors may determine the amount of dividends to be paid with respect to shares of any series, such dividends may differ for all shares of one series relative to all shares of another series, as determined by the Board of Directors. Dividends are paid in a manner adopted by the Board of Directors, whether or not any dividends are declared or paid on the Company's common stock or other series of preferred stock. During 2002 there was a redemption of three shares of Series A preferred.

NOTE 7 - RELATED-PARTY TRANSACTIONS

Within the Company's 401(k) profit sharing plan there was a segregated, vested profit sharing account which contained the value of a former owner's interest in the plan. The owner of the Company is the trustee of that segregated vested profit sharing account. The owner's segregated vested profit sharing account holds eight shares of the Company's Series A preferred stock purchased at $5,000 per share. In 1996, 5 such shares were redeemed for $18,306 to a former owner.

Gage-Wiley Group, Inc., an affiliated entity, holds 10 shares of the Company's Series B preferred stock purchased at $5,000 per share.

The Company billed Gage-Wiley Group $100,000 for management services during 2002. These services include data processing, software and hardware access, investment research and consulting services related to independent investment advisors. At December 31, 2002 the Company was owed $101,000 from this affiliate.

Since these entities are under common control, operating results or financial position of the Company could differ significantly from those that would have been obtained if the entities were autonomous.

GAGE - WILEY & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED
DECEMBER 31, 2002

NOTE 8 - LEASE AGREEMENTS

The Company leases its operating facilities under operating leases expiring in various years through 2006. The Company subleases certain of its leased properties on a tenancy at will basis. Income under such subleases amounted to $72,322. Lease expense (net of sublease rental income) was $84,995.

Minimum future rental payments (before consideration of sublease rental income, and annual CPI adjustments) under noncancelable operating leases are approximately:

2003	$ 140,557
2004	68,192
2005	71,083
2006	54,938
Total minimum future rental payments	$ 334,770

The Company is also responsible for insurance and repairs and maintenance for the above operating leases.

NOTE 9 - INCOME TAXES

The income tax provision included in the statement of income is as follows:

Taxes - current provision	
Federal	$ 20,474
State	10,056
	$ 30,530

There were significant reconciling items between income tax expense attributable to continuing operations for the year, and the amount of income tax expense that would result from applying domestic federal and state statutory rates to pretax income from continuing operations.

Unrealized loss on securities	$ 36,623
Realized loss on security transactions	26,902
Other nondeductible expenses	29,683
	$ 93,208

GAGE- WILEY & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED
DECEMBER 31, 2002

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $129,940 at December 31, 2002, which exceeded required net capital of $100,000 by $29,940. The ratio of aggregate indebtedness to net capital at December 31, 2002 was 2.43 to 1.

NOTE 11 - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit sharing plan, which covers all employees meeting minimum age and service requirements with funding based upon employee contributions. The total profit sharing plan expense was approximately $29,622.

NOTE 12 - BROKER'S BOND

The Company carries a broker's blanket fidelity bond in the amount of $1,000,000.

GAGE - WILEY & COMPANY, INC.
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2002

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors of
Gage-Wiley & Company, Inc.

We have audited the accompanying financial statements of Gage-Wiley & Company, Inc. as of and for the year ended December 31, 2002, and have issued our report thereon dated January 24, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Liberfarb & Sussman
Norwood, Massachusetts
January 24, 2003

SCHEDULE I

GAGE - WILEY & COMPANY, INC.

COMPUTATION OF NET CAPITAL REQUIRMENTS

AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1

DECEMBER 31, 2002

Computation of net capital	
Total stockholders' equity	$ 284,458
Add allowable additions to net capital	
Mandatory redeemable preferred stock	71,694
Adjustments	
Nonallowable assets	
Fixed assets, net	(27,489)
Membership in exchange	(1,958)
Due from affiliate	(101,000)
Other assets	(80,938)
Tentative net capital	144,767
Haircuts on investments	(14,827)
Net Capital	129,940
Computation of aggregate indebtedness	
Notes payable	97,092
Income taxes payable	24,656
Accrued commissions payable	33,741
Accounts payable, accrued expenses	160,797
Aggregate indebtedness	316,286
Ratio of aggregate indebtedness to net capital	2.43 to 1
Net capital requirement, the greater of 6-2/3% of aggregate indebtedness or minimum requirement of $100,000	$ 100,000
Reconciliation between audited and unaudited computation of net capital:	
Net capital as reported in the Company's Part IIA (unaudited), Focus Report	$ 132,809
Net audit adjustments	(29,500)
Decrease in non-allowables and haircuts	26,631
Net capital per above	$ 129,940

SCHEDULE II

GAGE - WILEY & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF
RESERVICE REQUIREMENTS FOR BROKER\DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

Gage-Wiley & Company, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities except for mutual funds which are processed through a special account for the exclusive use of customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Board of Directors of
Gage-Wiley & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Gage-Wiley & Company, Inc (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations on internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Liberfarb & Sussman

Liberfarb & Sussman
Norwood, Massachusetts
January 24, 2003